SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

_________________

FORM 40-F/A
AMENDMENT NO. 1

[X]	Registration statement pursuant to Section 12 of the Securities Exchange Act of 1934

OR

[ ]	Annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended _____________	Commission File Number _____________

_________________

Glencairn Gold Corporation
(Exact name of registrant as specified in its charter)

Ontario (Province or Other Jurisdiction of Incorporation or Organization)	1041 (Primary Standard Industrial Classification Code)	Not Applicable (I.R.S. Employer Identification No.)

6 Adelaide Street East, Suite 500
Toronto, Ontario M5C 1H6, Canada
(416) 860-0919
(Address and telephone number of registrant’s principal executive offices)

Copies to:

Martin Pomerance
Dorsey & Whitney LLP
250 Park Avenue
New York, NY 10177
(212) 415-9200
(Name, address (including zip code) and
telephone number (including area code)
of agent for service in the United States)	Gil I. Cornblum, Esq. Dorsey & Whitney LLP BCE Place 161 Bay Street, Suite 4310 Toronto, Ontario M5J 2S1, Canada (416) 367-7373	Mark. T. Bennett, Esq. Cassels Brock & Blackwell LLP Scotia Plaza, Suite 2100 40 King Street West Toronto, Ontario M5H 3C2, Canada (416) 869-5407

Securities to be registered pursuant to Section 12(b) of the Act:

Title of Each Class: Common Shares, no par value	Name of Each Exchange On Which Registered American Stock Exchange

Securities registered pursuant to Section 12(g) of the Act: None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

For annual reports, indicate by check mark the information filed with this form:

[ ] Annual Information Form	[ ] Audited Annual Financial Statements

Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report.   N/A

Indicate by check mark whether the Registrant by filing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934 (the “Exchange Act”). If “Yes” is marked, indicate the filing number assigned to the Registrant in connection with such Rule.     [  ]   Yes     [X]   No

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days.    [  ]   Yes     [X]   No

EXPLANATORY NOTE

        This Amendment No. 1 to the Registration Statement on Form 40-F of Glencairn Gold Corporation (the “Company”) is being filed to report that the Company’s common shares have been accepted for listing on the American Stock Exchange, to provide a description of the Company’s common shares and to attach, as an exhibit, a specimen form of common share certificate.

DESCRIPTION OF COMMON SHARES

        The Company is authorized to issue an unlimited number of common shares without par value (the “Shares”). The rights and restrictions pertaining to the Shares and holders thereof are set forth in the articles of the Company (the “Articles”), which govern the affairs of the Company (subject to any applicable laws). The Shares are represented by a form of share certificate approved by the Board of Directors and acceptable to any stock exchange where the Shares are listed. As of February 14, 2005, 154,397,809 Shares are issued and outstanding, all of which are fully paid. None of the Shares are owned by the Company.

        The holders of Shares are entitled to one vote for each Share held on all matters to be voted on by the shareholders. Generally, most matters required to be voted upon are ordinary resolutions, which require the affirmative vote of a majority (50% + 1) of the votes cast by shareholders present at a meeting and entitled to vote on the resolution to pass. However certain matters representing fundamental changes must be approved by a special resolution, which presently requires the affirmative vote of a special majority (at least 66 2/3%) of the votes cast by shareholders present at a meeting and entitled to vote on the resolution to pass. The holders of Shares are entitled to receive notice of all meetings of shareholders and to attend and vote, in person or by proxy, at such meetings.

        Each Share is equal to every other Share, and all Shares participate equally on liquidation, dissolution or winding up of the Company, whether voluntary or involuntary, and any other distribution of the assets of the Company among its shareholders for the purpose of winding up its affairs after the Company has paid all of its liabilities.

        The holders of Shares are entitled to receive pro rata such dividends as may be declared by the Board of Directors out of funds legally available therefor. No dividends have been paid by the Company on any Shares since incorporation, nor does the Company intend to pay a dividend on any of its Shares in the immediate future. The Company anticipates that it will retain all earnings to finance the further growth and development of the Company’s business. The directors of the Company will determine if and when dividends should be declared and paid in the future, based upon the Company’s financial condition and requirements at the relevant time.

        No Shares have been issued subject to call or assessment. There are no pre-emptive or conversion rights attached to the Shares, and there are no provisions for purchase or cancellation, surrender, or any sinking fund or purchase fund.

        Provisions as to the modification, amendment or variation of such rights or such provisions are contained in the Articles and the Business Corporations Act (Ontario). Generally, substantive changes to the share capital of the Company require the approval by the shareholders by special resolution.

        There are no restrictions on the transferability of the Shares contained in the Articles of the Company. There are no provisions in the Company’s Articles discriminating against any existing or prospective holder of Shares as a result of any such holder(s) owning a substantial amount of Shares. There are no provisions in the Articles that would have the effect of delaying, deferring or preventing a change in control of the Company and that would operate only with respect to an extraordinary corporate transaction involving the Company such as a merger, reorganization, tender offer, sale or transfer of all or substantially all of its assets or liquidation.

SIGNATURES

        Pursuant to the requirements of the Exchange Act, the Registrant certifies that it meets all of the requirements for filing on Form 40-F and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized

GLENCAIRN GOLD CORPORATION /s/ Lorna MacGillivray Lorna MacGillivray Corporate Secretary and General Counsel

Date: February 14, 2005

EXHIBIT INDEX

The following exhibits have been filed as part of this Amendment No. 1:

Exhibit	Description

99.1	Specimen form of common share certificate